Exhibit B

Proposed Draft of Revised Geographic Segment Footnote

Note: Business segment information will remain unchanged from the Form 10-K as originally filed.

Geographical Segment Information

In thousands	Total Sales	Interarea Sales	Sales to Unaffiliated Customers	Operating Income (Loss)	Long- Lived Assets
Fiscal 2004
United States	$ 863,642	$ (191,415)	$ 672,227	$ 88,076	$140,089
Europe	270,887	(60,102)	210,785	24,870	75,123
Australia	223,244	(7,434)	215,810	12,574	25,455
Other Foreign	337,580	(4,235)	333,345	50,493	23,593
Interarea Eliminations	(263,186)	263,186	—	(31,448)	—

	$ 1,432,167	$ —	$1,432,167	$ 144,565	$264,260

Fiscal 2003
United States	$ 761,267	$ (178,916)	$ 582,351	$ 32,315	$159,808
Europe	218,632	(71,784)	146,848	27,227	68,582
Australia	213,773	(11,643)	202,130	8,902	23,849
Other Foreign	286,139	(1,502)	284,637	35,534	27,115
Interarea Eliminations	(263,845)	263,845	—	(32,833)	—

	$ 1,215,966	$ —	$1,215,966	$ 71,145	$279,354

Fiscal 2002
United States	$ 799,560	$ (161,172)	$ 638,388	$(24,541)	$172,791
Europe	258,821	(86,367)	172,454	33,729	56,170
Other Foreign	352,163	(12,158)	340,005	21,563	50,455
Interarea Eliminations	(259,697)	259,697	—	(29,392)	—

	$ 1,150,847	$ —	$1,150,847	$ 1,359	$279,416